Stoecklein Law Group

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

December 15, 2011

Ms. Lauren Nguyen
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE: Sport Tech Enterprises, Inc.
Your Letter of December 12, 2011
Form Registration Statement on Form S-1
File No. 333-175306

Dear Ms. Nguyen,

This correspondence is in response to your letter dated December 12, 2011 in reference to our filing of the Amended Registration Statement on Form S-1 filed on December 1, 2011 on behalf of Sport Tech Enterprises, Inc., your file number 333-175306.

Registration Statement Cover Page

1.
We note your response to our prior comment 3 and reissue in part. Please revise your Calculation of Registration Fee table to indicate the specific provision under Rule 457 that you used to calculate the registration fee.

Response: We have revised the footnote as follows:

Consisting of up to 164,000 shares of common stock issued in a private placement that closed on June 28, 2011. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.  The price per share is based on the proposed offering price per share.

Prospectus Cover Page

2.
We note your response to our prior comment 1 and reissue in part. Please revise to remove all references that the shares may be sold at prevailing market prices in the first through third sentences of the second paragraph. Also clarify that the shares will be sold at a fixed price. Similarly revise the Prospectus Summary and throughout.

Response: We have removed the reference referring to the shares being sold at market price.

Description of Business, page 26

Business Development, page 26

3.
We note your revised disclosure in the third sentence in the second paragraph on page 27 Please revise to remove the list of brands and your statement that “none” of the popular products come with a warranty, and revise this sentence to state as a belief.

Response: We have removed the list of brands and revised as follows:

We are designing our surf leash with this in mind. For example, based on our own independent research of the internet websites such as Amazon.com and Ebay.com, popular brands sell their surf leash products for approximately twenty to thirty dollars, and to the best of our knowledge, we believe none of these products come with a bonafide warranty.

Functionality, page 28

4.
Please revise to reconcile the apparent inconsistency of your disclosure in this section regarding the cost of manufacturing 100 prototypes with your disclosure in your Manufacturing section on page 28 that you are “unaware of the actual or anticipated manufacturing costs.”

Response: We have revised the section in "Manufacturing", as follows:

We are unaware of the actual manufacturing costs, however as stated above, we believe we can manufacture the initial 100 units for $1,000 in addition to the $10,000 set up fee. Thereafter, we anticipate our manufacturing costs to be within the range of the initial run of 100 units at $10 per unit.

Prototype User Feedback, page 29

5.	Please revise to disclose the number of participants in your tests and the period of time that you conducted the tests.

Response: We have revised the Prototype User Feedback section as follows:

We are currently testing our prototype with members of the local surfing community in San Diego, which commenced after the acquisition of SquareRoot in October 2010.  Most of the participants involved in the testing are friends or acquaintances of Mr. Lane, which as of this date includes 14 active participants.  Our methodology of testing various products is based on removing all labels, decals, etc. so that the users cannot readily identify which product they are using. We believe this enables the user to be more objective, in terms of their feedback regarding the effectiveness of the surf leash.

6.	Please revise to remove your disclosure in the first sentence in the third paragraph on this section that surfers “yearn for a better product” as it is a subjective statement.

Response: The first sentence has been revised to read as follows:

The feedback that we have received thus far highlights some of the reasons why we believe surfers are interested in a longer lasting product.

7.	Please revise the first three sentences in the third paragraph of this section to state as beliefs.

Response: We have revised the first three sentences to read as follows:

The feedback that we have received thus far highlights some of the reasons why we believe surfers are interested in a longer lasting product. We believe most surfers tend to have limited time to participate in surfing because of other responsibilities, as Mr. Lane can attest.  Initial feedback suggests, and therefore supports our belief that surfers become frustrated when their equipment falls short of their expectations and ultimately interferes with their enjoyment of the sport.

8.
Please revise the fourth paragraph of this section to provide balanced disclosure to state that there is no guarantee that surfers outside of Mr. Lane’s friends and acquaintances would also say that “they would pay a premium for a surf leash if it came with a lifetime warranty because it would ultimately save them money in the long run and maximize their time spent surfing” or that the individuals that state that “they would pay a premium” would actually do so.

Response: The fourth paragraph has been amended at the end to read:

However, there is no guarantee that anyone else outside of this group of participants would actually pay such a premium, although we believe this sample would be representative of surfers in general.

Marketing, page 30

9.
We note your response to our prior comment 15 and reissue in part. Please revise to address the steps involved in each of your marketing initiatives, the anticipated duration of each marketing initiative and any challenges you may encounter. For example, please describe what steps are involved in “making appearances at the local California surf shops,” the estimated costs involved, and clarify that you may be unable to find local California surf shops that allow you to promote your product in their shops.

Response: We have revised paragraphs two through four under Marketing to read as follows:

As of this date, we are unsure of the extent of our marketing costs associated with the various venues. However, initially, the marketing costs would be minimized by Mr. Lane’s participation, as a result of his current compensation.  Making appearances at local Southern California surf shops will be free of charge to the company and will be setup by Mr. Lane through his contacts in the surfing community. Appearances at Sports Retailer Trade Shows and local surf events will likely incur a booth or spot registration fee.  At this time we are unsure of exactly which shows we will attend, but while researching costs we see that at the 2012 Sacred Craft Exposition in Del Mar, CA has a booth registration fee of $600.00 for a 10’ by 10’ space. We expect similar pricing from other events.

We expect to begin implementing our plan discussed above as soon as our final, tested product has been manufactured, and the duration of our plan and marketing initiatives will extend well into the future. We will continue to market our product indefinitely. Mr. Lane has provided a sample of the leash to surfers to test and provide feedback, but the other steps that need to be taken before we embark on our full marketing plan include; obtaining feedback from testers, obtaining final manufactured product, designing and providing any needed marketing materials, as well as contacting events and scheduling appearances, continue research and registering with selected surf events and expositions. Our biggest obstacle and challenge at this point is completing testing, managing the manufacturing process and obtaining adequate funding. We will also face the challenge of having to travel farther than anticipated to attend larger events since one of the largest Action Sports events held in San Diego has been indefinitely cancelled.

Although this is the marketing strategy we intend to implement, we offer no guarantee of its success, or that our approach will allow us to secure agreements to market our surf leash in local retail shop or on any national level. We may be unable to find local California surf shops that will allow us to promote our product in their shop. We may need additional financing, which may not be available. Additionally, we have not entered into any marketing agreements with third parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview and Outlook, page 34

10.
Please reconcile your disclosure here that you intend to manufacture and sell your redesigned products through the brand name SquareRoot with your disclosure on page five that “[e]ven though [your] current product is being developed through SquareRoot, Inc., [your] wholly owned subsidiary, [your] intention is to broaden [your] design and development to begin building products under the Sport Tech brand name.”

Response: We have revised page five to read as follows:

Our intention is redesign and improve sporting goods, after which, Sport Tech intends to manufacture and sell its redesigned products through the brand name SquareRoot, Inc.

11. We note the disclosure on page 35 that feedback thus far indicates that your prototype is at least as effective as your competitors’ products. Revise to disclose here the number of participants in your testing sample and provide balancing disclosure to state that your feedback results may be limited and that you cannot guarantee similar feedback in the future. Please also revise the Risk Factors section to disclose such risks.

Response: We have revised the disclosure on page 35 and Risk Factors as follows:

Under “Summary of the product and development that we will perform for the term of the next 12 months.”

Feedback thus far indicates that our prototype is at least as effective as our competitor’s products; however, these results are limited because our prototype feedback is based upon the responses from 14 participants. Therefore, actual results may vary and are not guaranteed in the future (See “DESCRIPTION OF BUSINESS” – Business Development – Prototype User Feedback”).

Under “Risk Factors.”

Prototype feedback results may be limited.

We have conducted prototype testing using 14 individuals since October 2010. The feedback we have received thus far regarding the effectiveness of our prototype has been useful and positive, but may be limited. Therefore, we cannot guarantee similar feedback in the future.

/s/ Donald J. Stoecklein
Stoecklein Law Group